10/7

02060612

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Banco Mercantil Sociedad Anonima

*CURRENT ADDRESS

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 42916 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 12/16/02

(A free translation from the original issued in Spanish)

BANCO MERCANTIL SOCIEDAD ANONIMA

Financial statements at
December 31, 2001 and 2000

CONTENTS

Bs = boliviano
US$ = U.S. dollar

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers S.R.L.
La Paz - Bolivia
Edificio Hansa piso 19
Central piloto (591-2) 2408181
Fax (591) 211-2752
Casilla No. 590

(A free translation from the original issued in Spanish)

INDEPENDENT AUDITORS' REPORT

February 15, 2002

To the President and Board of Directors of
Banco Mercantil Sociedad Anónima
La Paz

We have audited the accompanying balance sheets of Banco Mercantil Sociedad Anónima at December 31, 2001 and 2000 and the corresponding statement of income, statement of changes in shareholders' equity and statement of cash flow for the years then ended, as well as the accompanying notes 1 through 13. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Bolivia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco Mercantil Sociedad Anónima at December 31, 2001 and 2000 and the results of its operations, its changes in shareholders' equity and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Bolivia, legal requirements and regulations issued by the Bolivian Central Bank and the Regulator of Banks and Financial Entities.

In accordance with the Compilation of Standards issued by the Regulator of Banks and Financial Entities, the financial statements mentioned in the first paragraph have been prepared from the accounting records of the Bank which are maintained in accordance with current legal requirements.

The General Extraordinary Shareholders' Meeting held on July 21, 1995 approved the technical revaluations of the Bank's fixed assets based on the report of the independent professional appraisal of Price Waterhouse Consultores de Empresas Ltda. As mentioned in Note 8.f), such

PRICEWATERHOUSECOOPERS

technical appraisal is permitted by legal dispositions and generally accepted accounting principles in Bolivia. However, so as not to contravene resolutions of the Regulator of Banks and Financial Entities issued on January 26, 1996 (after the revaluation was carried out), this revaluation has not been recorded in the Bank's accounting books. Should the above mentioned appraisal have been booked, the Banks' shareholders' equity would increase by approximately US$ 2,000,000.

PricewaterhouseCoopers

BANCO MERCANTIL SOCIEDAD ANONIMA

BALANCE SHEET AT DECEMBER 31, 2001 AND 2000

	Note		2001 Bs		2000 (Restated) Bs
ASSETS					
Cash and cash equivalents	8 a)		236,556,626		259,407,190
Short term investments	8 c.1)		777,154,824		755,087,524
Loan portfolio			2,599,040,216		2,832,648,093
Current loans	8 b.1)	2,361,091,992		2,636,032,392	
Loans with a 30-dav delav	8 b.2)	69,630,815		43,251,889	
Overdue loans	8 b.3)	29,426,285		32,296,699	
Loans in default	8 b.4)	241,704,799		177,266,453	
Accrued interest receivable		46,279,227		58,655,735	
Provision for doubtful loans	8 b.5)	(149,092,902)		(114,855,075)	
Other accounts receivable	8 d)		27,625,908		51,790,481
Assets received in payment of loans	8 e)		32,902,777		19,235,623
Long term investments	8 c.2)		105,354,069		79,308,103
Fixed assets	8 f)		181,552,937		177,579,897
Other assets	8 g)		78,341,046		61,206,364
Total assets			4,038,528,403		4,236,263,275
LIABILITIES AND SHAREHOLDERS' EQUITY					
LIABILITIES					
Sight deposits	8 h)		3,105,731,722		3,217,407,935
Liabilities with tax authorities	8 i)		19,532,665		22,807,912
Liabilities with banks and financial entities	8 j)		401,018,611		494,237,803
Other accounts payable	8 k)		83,431,870		64,067,753
Provisions	8 l)		678,582		2,435,313
Subordinated liabilities	8 m)		36,101,296		40,255,928
Total liabilities			3,646,494,746		3,841,212,644
SHAREHOLDERS' EQUITY					
Paid in capital	9 a)		190,864,600		183,220,600
Non capitalized contributions			-		3,702,000
Global equity adjustment	9 b)		62,607,906		63,971,821
Reserves	9 c)		30,987,613		24,086,913
Retained earnings			107,573,538		120,069,297
Total shareholders' equity			392,033,657		395,050,631
Total liabilities shareholders' equity			4,038,528,403		4,236,263,275
CONTINGENT ACCOUNTS	8 t)		317,368,555		435,457,560
MEMORANDUM ACCOUNTS	8 u)		10,118,681,551		11,578,858,593

Accompanying Notes 1 to 13 form an integral part of these financial statements

Eduardo Quintanilla Y.
President

Heriberto Isnado
Financial Auditor

Archibald F.J. Sears
Trustee

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

	Note	2001 Bs	2000 (Restated) Bs
Financial income	8 n)	432,907,933	479,195,241
Financial expenses	8 n)	(188,385,937)	(270,225,283)
Gross financial income		244,521,996	208,969,958
Adjustment for inflation		(1,333,915)	(3,055,497)
Financial income before doubtful loans		243,188,081	205,914,461
Recovery of financial assets	8 o)	4,895,276	8,248,585
Uncollectible charges and depreciation of fixed assets	8 p)	(69,810,542)	(66,438,744)
Financial income after doubtful loans		178,272,815	147,724,302
Other operational income	8 q)	67,535,470	76,683,722
Other operational expenses	8 q)	(25,252,463)	(27,026,998)
Gross operational income		220,555,822	197,381,026
Administrative expenses	8 s)	(169,196,534)	(170,219,993)
Net operational income		51,359,288	27,161,033
Extraordinary income		404,975	79,733
Net income for the year before prior years adjustments		51,764,263	27,240,766
Prior years income	8 r)	-	22,123
Prior years expenses	8 r)	(144,380)	-
Net income for the year		51,619,883	27,262,889

Accompanying Notes 1 to 13 form an integral part of these financial statements

Eduardo Quintanilla Y. President	Heriberto Isnado Financial Auditor	Archibald F.J. Sears Trustee

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	PAID IN CAPITAL Bs	NONCAPITALIZED CONTRIBUTIONS Bs	GLOBAL EQUITY ADJUSTMENT Bs	RESERVES Legal reserve Bs	RESERVES Voluntary reserve Bs	RESERVES Total Bs	RETAINED EARNINGS Bs	TOTAL Bs
Balances at December 31, 1999	179,746,600	3,474,000	62,250,376	22,852,000	1,234,913	24,086,913	98,229,853	367,787,742
Capitalization of non capitalized contributions	3,474,000	(3,474,000)	-	-	-	-	-	-
Capitalizatioon of retained earnings approved by General Extraordinary Shareholders' Meeting held on April 12, 2000	-	3,702,000	-	-	-	-	(3,702,000)	-
Net income for the year	-	-	1,721,445	-	-	-	25,541,444	27,262,889
Balances at December 31, 2000	183,220,600	3,702,000	63,971,821	22,852,000	1,234,913	24,086,913	120,069,297	395,050,631
Legal reserve 1999	-	-	-	4,345,700	-	4,345,700	(4,345,700)	-
Legal reserve 2000	-	-	-	2,555,000	-	2,555,000	(2,555,000)	-
Capitalization approved by General Extraordinary Shareholders' Meeting dated March 21, 2001 for the payment of liabilities with FONDESIF	-	3,942,000	-	-	-	-	(3,942,000)	-
Capitalization of non capitalized contributions approved by the Regulator of Banks and Financial Entities through Resolution SB/106/2001, dated August 27, 2001	7,644,000	(7,644,000)	-	-	-	-	-	-
Dividends paid	-	-	(1,363,915)	-	-	-	(53,272,942)	(54,636,857)
Net income for the year	-	-	-	-	-	-	51,619,883	51,619,883
Balances at December 31, 2001	190,864,600	-	62,607,906	29,752,700	1,234,913	30,987,613	107,573,538	392,033,657

Accompanying Notes 1 to 13 form an integral part of these financial statements

Eduardo Quintanilla President	Heriberto Isnado Financial Auditor	Archibald F. J. Sears Trustee

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 Bs	2000 (Restated) Bs
Cash flows from operating activities		
Net income for the year	51,619,883	27,262,889
Operations affecting the income for the year not generating movement of funds:		
Accrued interest not collected	(60,456,672)	(73,093,901)
Accrued interest not paid	52,650,216	66,623,250
Provision for doubtful loans and contingent assets	58,417,268	45,802,855
Provisions for devaluation	3,832,160	(525,193)
Provisions for social benefits	3,202,190	(621,067)
Provisions for taxes and other accounts payable	2,739,239	(5,328,216)
Depreciations and amortizations	27,021,535	16,649,624
Income from non financial long term investments	(8,658,449)	-
Funds obtained from the income for the year	130,367,370	76,770,241
Interest collected (charges paid) in the year, accrued in prior years on:		
Loan portfolio	58,655,735	66,953,462
Cash and cash equivalents-long/short term investments	14,438,166	9,822,286
Sight deposits	(55,294,811)	(60,492,702)
Liabilities with banks and financial entities	(9,889,511)	(10,368,537)
Other liabilities	(1,438,928)	(1,586,775)
Net increase (decrease) of other assets and liabilities:		
Other accounts payable-advance payments, others-	26,923,606	(6,663,967)
Assets received in payment of loans -sold-	-	(3,516,128)
Other assets -pending operations-	(14,794,028)	(10,000,545)
Other accounts payable-others and provisions-	5,522,688	(41,790,752)
Net cash flow from operating activities-except intermediation activities	154,490,287	19,126,583
Net cash flow form intermediation activities		
Increase (decrease) of deposits and liabilities by intermediation:		
Sight deposits:		
Sight deposits and savings accounts	192,444,282	142,070,171
Deposits up to 360 days	(228,633,062)	(217,381,521)
Fixed term deposits for more than 360 days	(64,580,168)	295,130,228
Liabilities with banks and financial entities:		
Short term	(12,497,283)	(169,340,016)
Middle and long term	(31,152,843)	11,974,733
Other intermediation operations:		
Deposits in transferred current accounts	(627,606)	3,843,088
Transferred participation in RAL Fund	1,076,785	(7,774,153)
Liabilities with fiscal institutions	(3,275,247)	(603,891)
Other accounts payable for intermediation activities	123,275	(80,474)
Increase (decrease) of granted loans:		
Loans granted in the year:		
short term	(779,884,662)	(389,269,566)
middle and long term-more than a year-	(665,020,425)	(1,501,565,401)
Recovery of loans for the year	1,593,604,110	1,989,428,504
Net cash flow from intermediation activities	1,577,156	156,431,702
Carried forward	156,067,443	175,558,285

BANCO MERCANTIL SOCIEDAD ANONIMA

STATEMENT OF CASH FLOW
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 Bs	2000 (Restated) Bs
Brought forward	156,067,443	175,558,285
Cash flows used in financing activities		
Decrease of loans:		
Liabilities with BCB -except funds for loans-	(47,144,383)	(33,255,902)
Subordinated liabilities	(4,086,000)	(4,086,000)
Shareholders' accounts		
Dividends paid	(54,636,857)	-
Net cash flow used in financing activities	(105,867,240)	(37,341,902)
Cash flows used in investing activities:		
Net increase (decrease) in:		
Short term investments	(24,458,538)	(137,931,484)
Long term investments	(15,257,000)	104,322,570
Fixed assets	(26,025,589)	(41,661,002)
Other assets	713,410	50,805
Deferred charges	(8,023,050)	(10,861,856)
Net cash flow used in investing activities	(73,050,767)	(86,080,967)
Increase of funds during the year	(22,850,564)	52,135,416
Cash and cash equivalents at beginning of year	259,407,190	207,271,774
Cash and cash equivalents at end of year	236,556,626	259,407,190

Accompanying Notes 1 to 13 form an integral part of these financial statements

Eduardo Quintanilla Y. President	Heriberto Isnado Financial Auditor	Archibald F.J. Sears Trustee

(A free translation from the original issued in Spanish)

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 1 – ORGANIZATION

a) **Organization of the Bank**

Banco Mercantil S.A., with 96 years of continuous work is one of the oldest banks in Bolivia, and as such has the longest tradition in the market. It was founded by the Law of the Republic on December 11, 1905, by the mining entrepreneur Simon I. Patiño. The legal domicile is located in La Paz at 277 Ayacucho Street.

The main objectives of the Bank are as follows:

1) Be the most sound bank in Bolivia

2) Obtain high profitability. To this end the Bank intends to:

   a) Maintain a portfolio relative to the level of the Bank's market share

   b) Improve non financial income

   c) Increase business generated by contingent operations

   d) Decrease loans in default

   e) Improve efficiency, by emphasizing increased expenditure control

3) Execute the following plans:

   a) Conclude the implementation of the new computer system

   b) Increase emphasise on training of personel

   c) Improve internal control systems

   d) Constantly monitor the implementation of managements plans for the fiscal year

Fulfilling these objectives will enable the Bank to remain sound and profitable, with those services that satisfy the needs of our clients.

The Bank has a considerable geographic presence in Bolivia. It also covers most sectors of economic activity, segments and types of businesses. In other words, it is present in the entire range of activities. Most importantly, it is diversifying sources of collections and the dispersment of loans, in order to achieve a better distribution of risk and greater stability in collections. The Bank has branches in La Paz, Cochabamba, Santa Cruz, Oruro, Tarija, Trinidad, Sucre and Potosí, with 8 central offices in the department capitals, 24 urban agencies and 7 rural agencies, located in the above mentioned cities and departments, and a representative office in Buenos Aires, Argentina.

At December 31, 2001, the number of employees of the Bank totaled 718, of which 654 are permanent employees and 64 are temporary employees.

NOTE 1 – **ORGANIZATION** (Cont.)

b) Significant facts regarding the situation of the Bank

During 2001, as a result of the economic crisis affecting Bolivia, the Bank experiened a contraction. Consequently, the total assets decreased by approximately $US 28,000,000. The above mentioned decrease was influenced by a contraction in the loan portfolio. Likewise, liabilities experienced a decrease derived from public liabilities, which decreased by approximately $US 11,000,000, despite checking and savings account increases. The liabilities with financial entities also decreased by approximately $US 16,000,000. In general, the economic crisis that affected the Bolivian economy also caused business from contingent operations to decrease. Despite the economic environment, and thanks to the Bank's improved financial management, which included taking actions that decreased administrative expenses, the profitability was greater this fiscal period than the last. This was accomplished without neglecting the level of provisions the Bank is required to have in accordance with Circular N° SB/066/2001, issued by the Regulator of Banks and Financial Entities, dated May 31, 2001, and its adaptation plan. It is also important to point out that the levels of liquidity of the bank remained within reasonable margins, which allowed any possible need for cash to be guaranteed.

In order to lessen the effects of the crisis and facilitate a turn around in the recession, the Government has adopted certain measures, most notably the implementation of SERF (Special Economic Reactivation Fund) (Fondo Especial de Reactivación Económica - FERE), which is an instrument that enables the re-programming of loans and promotes the expansion of the bank credit that suffered an important contraction in the last two years. This contraction forced the Bolivian financial system to account for significant provisions for uncollectibility, as a result of the constant increase in defaults. The Bank participated in the application of the above mentioned fund.

In the international arena, the Bank has a well-earned reputation supported by the existence of numerous loans and long term lines of credit granted directly by various important international financial organizations, such as: Corporación Andina de Fomento, FMO from Holland, Corporación Financiera Internacional of the World Bank, Corporación Interamericana de Inversiones of the Banco Interamericano de Desarrollo and Fondo Latinoamericano de Reservas. Likewise, foreign private banks operating at an international level have also provided the Bank with financial advantages for the development of foreign trade operations. Some of these entities are Bank of America, Dresdner Bank Lateinamerika, Banco Atlantico, The Bank of New York, Standard and Chartered, Barclays, etc.

At present, most of the new, highly advanced computerized system the Bank purchased in 1999 is operational. The modules in operations are Clients, Cash and Treasury, Checking Accounts, Savings Accounts, Fixed Term Deposits, Drafts, Certified and Cashier's Checks, Foreign Trade, Credit Cards, Financial Investments, Accounting and interfaces with Clearinghouses and Automated Services (ATM machines, Telephone Banking and Selfconsultation Terminals). Loan Portfolio, Lines of Credit and Guarantees, Data Warehouse, Check Printing and Cost Centers are still being implemented and will be concluded in 2002. Aside from allowing the Directors and Administrators of the Bank to have reliable and timely information for the strategic decision making process, this system provides the most adequate solutions in order to attend to the Bank's clients with an agile, efficient, and quality service in performing the operations of a financial intermediary and other related services.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 2 – ACCOUNTING PRINCIPLES

The financial statements have been prepared in conformity with generally accepted accounting principles in Bolivia, which do not differ significantly from those accepted internationally.

The preparation of the financial statements, in accordance with the above mentioned principles, requires that the administration of the Bank make estimations that affect the amounts in assets and liabilities and the presentation of contingent assets and liabilities at the date of the financial statements, as well as the amounts of the income for the year. Actual results may differ from the estimations made. However, these estimations were made in strict compliance with the current accounting and regulatory framework.

The most significant accounting policies applied by the Bank are as follows:

2.1 Basis for the preparation of financial statements

The present financial statements have been prepared in constant values. To this end, the guidelines established by the Regulator of Banks and Financial Entities, included in the Accounting Manual for Banks and Financial Entities, have been used. This manual became mandatory as of January 1, 1994, through Resolution SB N° 256/93 dated December 17, 1993. It was subsequently modified by the following: Circulars N° SB/305/99 dated December 9, 1999 and in effect as of January 1, 2000; N° SB/315/2000 dated May 31, 2000 and in effect as of July 1, 2000; N° SB/360/01 dated October 31, 2001 and in effect as of November 1, 2001; and Circular N° SB/362/01 dated October 31, 2001 and in effect as of December 31, 2001. These guidelines are in agreement with generally accepted accounting principles in Bolivia, in all material respects.

2.2 Presentation of financial statements

The accompanying December 31, 2001 and 2000 financial statements consolidate the financial statements of the Bank's offices in La Paz, Santa Cruz de la Sierra, Cochabamba, Oruro, Tarija, Trinidad, Sucre and Potosi.

2.3 Valuation criteria

a) Foreign and local currency with maintenance value clauses

Assets and liabilities in foreign currency and local currency with maintenance value clauses are valued and adjusted using the year-end exchange rate. Exchange differences and adjustments arising from this procedure are included in the income for the year.

b) Short term investments

Short term investments include all the investments made with a due date of 90 days or less. They also include investments with maturities longer than 90 days which are negotiable at the Bolivian Stock Market.

NOTE 2 – ACCOUNTING PRINCIPLES (Cont.)

2.3 Valuation criteria (Cont.)

- Fixed term deposits in national and foreign financial entities and Treasury Bills are valued at their restated cost at year end, plus accrued interest.
- Mutual funds and RAL Fund participation are valued at net realizable value.

c) Loan portfolio

Loan balances include the disbursed capital plus interest accrued at the end of each year, with the exception of those current loans qualified as 3, 4 and 5, loans with a 30-day delay, overdue loans and loans in default, which do not accrue interest. The calculation of the provision

for doubtful loans is based on the Bank's evaluation of the entire loan portfolio.

At December 31, 2001, the above mentioned evaluation of the loan portfolio was made taking into account regulations laid down by the Regulator of Banks and Financial Entities in Circular SB N° 291/99 dated July 21,1999, which was subsequently modified by Circulars SB N° 333/00 dated November 27, 2000 and SB N° 347/01 dated May 31, 2001, when applicable with respect to the Bank. At December 31, 2000, the same evaluation was made taking into account regulations laid down by the Regulator of Banks and Financial Entities in Circular N° SB/291/99 dated July 21, 1999, which was subsequently modified by Circular N° SB/333/00 dated November 27, 2000, in any applicable respect to the Bank.

The specific provision for doubtful loans at December 31, 2001 of Bs149.092.902 (2000, Bs114.855.075), is considered sufficient to cover losses which may arise in the recovery of existing loans.

d) Other accounts receivable

The balances of other accounts receivable comprise rights derived from various operations of financial intermediation, which are not included in the portfolio group, prepayments and various loans in favor of the Bank, which are recorded at restated cost.

The provision for doubtful loans at December 31, 2001 and 2000 of Bs11.570.881 and Bs6.429.914 respectively, is considered sufficient to cover losses which may arise in the recovery of existing loans.

e) Assets received in payment of loans

Assets received in payment of loans are recorded at their adjudicated value, book value or estimated realizable value, whichever is lower. Such assets are not restated and a provision for impairment is made at a rate of 20% per annum, according to article 57 of Law N° 1488 dated April 14, 1993, if they remain unsold within the following holding periods of time:

2.3 Valuation criteria (Cont.)

- Within fiscal year 2001:

Two years for furniture and fixtures and three for land and buildings, provided that these were adjudicatd between January 1, 1999 and December 31, 2002, according to article 13 chapter III of the Law of the Special Economic Reactivation Fund and Strengthening of Financial Intermediary Entities N° 2196, passed on May 4, 2001.

- Within fiscal year 2000:

One year for furniture and fixtures and two years for land and buildings.

The value of these assets, taken as a whole, is not greater than their net realizable value. Accounting Standard N° 3 issued by the Bolivian College of Auditors requires these assets to be restated for variation in the official exhange rate between the U.S. dollar and the boliviano. The effect of not using this procedure implies a non-material decrease in the net income for the year as well as retained earnings, taking the financial statements as a whole.

According to Circular SB N° 119/96 issued by the Regulator of Banks and Financial Entities, which took effect at January 1, 1997, any asset received in payment of loans and for a different concept than the amortization of capital, such as interest, recovery of expenses and others, must be recorded with a value of Bs1. The provision for depreciation of assets received in payment of loans at December 31, 2001 and 2000 of Bs13.328.309 and Bs10.640.676, respectively is considered sufficient to cover losses which may arise in the sale of these assets.

f) Long term investments

Includes all investments with a due date of more than 90 days, not tradable on the Bolivian Stock Market, and valued according to the following criteria:

- **Fixed term deposits**

These include investments in Bolivian and foreign entities with a repayment date of more than 90 days and are valued at restated cost plus accrued interest.

- **Bolivian Government Treasury bills**

Includes investments which have a repayment date of more than 90 days and are valued at restated cost plus accrued financial interest.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 2 – ACCOUNTING PRINCIPLES (Cont.)

2.3 **Valuation criteria (Cont.)**

- **Investment bonds**

They are valued at their restated cost less the provision for devaluation.

- **Investments in other companies**

Includes investments in Mercantil de Inversiones Bursátiles S.A. – MIBSA, Sociedad Administradora de Fondos de Inversión Mercantil S.A. – SAFIMSA, Universal Brokers S.A. – UNIBROSA and Warrant Mercantil S.A. – WAMSA, which are valued using the equity method.

- **Administradora de Tarjetas de Crédito S.A.**

Valued using the equity method.

- **Telephone shares**

Valued at net realizable value.

- **Other investments**

Valued at restated cost or another corresponding cost, whichever is applicable.

g) **Fixed Assets (Except works of art)**

Real estate assets at August 31,1991 and the furniture and fixtures at December 31, 1985 were valued by an independent appraiser at those dates. These values were restated at year end in accordance with the variation in the exchange rate of the United States dollar and the boliviano. Depreciation is calculated using the straight line method based on restated values, over the remaining useful life of each asset, as determined by the appraiser.

Assets acquired after the technical appraisals are included at restated cost at year end. Accumulated depreciation is calculated using the straight line method at rates sufficient to extinguish the assets over their estimated useful lives. The total value of fixed assets does not exceed their market value.

Maintenance, repairs, renovations and improvement expenses, which do not extend the useful life of the assets, are charged to income when incurred.

2.3 Valuation criteria (Cont.)

h) Works of art

Works of art in La Paz, Santa Cruz, and Cochabamba included in fixed assets are valued in accordance with an independent technical appraisal conducted in December 1994. Remaining works of art are valued at their restated cost.

i) Other assets

- **Stationery, supplies and materials**

Stationery, supplies and materials are valued at purchase cost.

- **Organizational expenses**

Organizational expenses are valued at cost and are amortized at a 25% annual rate.

- **Pending operations**

Pending operations refer mostly to temporary operations, which shall be regularized immediately after closing date.

j) Provision for employees' indemnities

The provision for employees' indemnities has been made for the total accrued liability for all employees at the end of the year. In accordance with current legislation, once employees have completed five consecutive years of service, they are entitled to receive one month's salary for each year of service, even in the case of voluntary retirement.

k) Shareholders' equity

In accordance with Accounting Standard N° 3 of the Bolivian College of Auditors, the Bank restated total Shareholders' Equity in accordance with the variation in the official exchange rate between the U.S. dollar and the boliviano. Adjustments to paid in capital, non capitalized contributions, reserves and retained earnings are recorded in the equity account "Global equity adjustment". The counterpart of these adjustments is recorded in the income account "Adjustment for inflation".

NOTE 2 – ACCOUNTING PRINCIPLES (Cont.)

2.3 Valuation criteria (Cont.)

l) Income for the year

The Bank determines the income for the year in accordance with Accounting Standard N° 3 of the Bolivian College of Auditors by restating, in constant value, each line of the statement of income. The account "Adjustment for inflation" reflects the effect of inflation on the income for the year.

m) Financial interest and commissions earned

Interest earned on current loans is recorded using the accrual method except for those qualified as deficient loans (3), doubtful loans (4) and default loans (5). Interest earned on short term and fixed yield long term investments is recorded using the accrual method. Interest earned on loans with a 30-day delay, overdue loans, loans in default, current loans classified as deficient loans (3), doubtful loans (4) and losses (5) are recorded when collected. Commissions earned are recorded using the accrual method except for fixed commissions, which are recorded when collected.

n) Interest expense

Interest expense is recorded using the accrual method.

o) Corporate Income Tax

The Bank is subject to the Corporate Income Tax established in Law N° 843, modified by Law N° 1606. The tax rate is 25% and is considered a payment in relation to the Transactions Tax.

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

a) As referred to in the Note 2, (2.1), the Regulator of Banks and Financial Entities updated the Accounting Manual, the basis for the preparation of these financial statements, through Circulars SB/305/99 dated December 9, 1999 and in effect as of January 1, 2000, Circular SB/315/00 dated May 31, 2000 and in effect as of July 1, 2000, Circular SB N° 360/2001 dated October 31, 2001 and in effect as of November 1, 2001 and Circular N° SB/362/01 dated October 31, 2001 and in effect as of December 1, 2001, respectively.

b) At December 31, 2001 and 2000, the Bank again changed the method used to estimate the provision for doubtful loans in order to meet the requirements of Circulars SB/333/00 and SB/347/01 issued by the Regulator of Banks and Financial Entities, on November 27, 2000 and May 31, 2001, respectively.

NOTE 3 – CHANGES IN ACCOUNTING PRINCIPLES AND PRACTICES

Likewise, as mentioned in Note 2.3 e), at December 31, 2001, the Bank modified the criteria used in the calculation of the provision for impairment of assets received in payment of loans, based on the holding time period of such assets acquired between January 1, 1999 and December 31, 2002, which was increased to 2 years for furniture and fixtures and 3 years for real estate.

NOTE 4 – RESTRICTED ASSETS

At December 31, 2001 and 2000 the restricted assets were as follows:

	2001	2000 (Restated)
	Bs	Bs
Reserve deposits account	85,392,311	28,482,409
State entities reserve deposit account	6,275,338	6,698,284
Participation RAL Fund	303,331,184	313,000,852
	394,998,833	348,181,545

Likewise, as of October 2001, the Bank participated in the program Special Economic Reactivation Fund (SERF), obtaining loans in the amount of US$ 9.931.014 which, according to Law N° 2196 (Law of the Special Economic Reactivation Fund and Strengthening of Financial Intermediary Entities), is guaranteed by the reprogrammed loan portfolio of the Bank in a one to one relationship. At December 31, 2001, the balance of the liability with Nacional Financiera Boliviana S.A.M., entity in charge of the administration of SERF, amounts to US$ 9.931.014, equivalent to Bs67.630.205

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES

At December 31, 2001 and 2000 current and non current assets and liabilities are as follows:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES (Cont.)

	2001 Bs	2000 (Restated) Bs
ASSETS		
CURRENT ASSETS		
CASH AND CASH EQUIVALENTS	236,556,626	259,407,190
SHORT TERM INVESTMENTS	626,138,020	703,191,702
CURRENT LOANS	1,060,046,745	1,303,171,853
OTHER ACCOUNTS RECEIVABLE	27,625,908	51,790,481
LONG TERM INVESTMENTS	44,760,723	47,294,752
OTHER ASSETS	78,341,046	61,206,364
Total current assets	2,073,469,068	2,426,062,342
NON CURRENT ASSETS		
SHORT TERM INVESTMENTS	151,016,804	51,895,822
NON CURRENT LOANS	1,538,993,471	1,529,476,240
LONG TERM INVESTMENTS	60,593,346	32,013,351
ASSETS RECEIVED IN PAYMENT OF LOANS	32,902,777	19,235,623
FIXED ASSETS	181,552,937	177,579,897
Total non current assets	1,965,059,335	1,810,200,933
Total assets	4,038,528,403	4,236,263,275
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
LIABILITIES WITH THE PUBLIC	2,855,516,517	3,001,302,841
SIGHT DEPOSITS WITH FISCAL INSTITUTIONS	19,532,665	22,807,912
LIABILITIES WITH BANKS AND FINANCIAL ENTITIES	154,191,612	252,315,098
OTHER ACCOUNTS PAYABLE	83,431,870	64,067,753
SUBORDINATED LIABLITIES	15,671,296	5,524,928
Total current liabilities	3,128,343,960	3,346,018,532
NON CURRENT LIABILITIES		
LIABILITIES WITH THE PUBLIC	250,215,205	216,105,094
LIABILITIES WITH BANKS AND FINANCIAL ENTITIES	246,826,999	241,922,705
PROVISIONS	678,582	2,435,313
SUBORDINATED LIABLITIES	20,430,000	34,731,000
Total non current liabilities	518,150,786	495,194,112
Total liabilities	3,646,494,746	3,841,212,644

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES (Cont.)

The classification by maturity of assets and liabilities at December 31, 2001 and 2000 is as follows:

At December 31, 2001 (Expressed in bolivianos):

	ITEMS	AT 30 DAYS	AT 90 DAYS	AT 180 DAYS	AT 360 DAYS	AT 720 DAYS	AT MORE THAN 720 DAYS	TOTAL
1	CASH AND CASH EQUIVALENTS	236,556,626	-	-	-	-	-	236,556,626
2	SHORT TERM INVESTMENTS	408,218,202	76,464,536	73,992,644	57,317,377	99,475,004	51,541,800	767,009,563
3	CURRENT PORTFOLIO	114,604,042	178,462,051	188,854,510	340,177,918	430,199,945	1,108,793,526	2,361,091,992
4	LONG TERM INVESTMENTS	7,150,500	7,246,138	9,721,908	20,491,225	783,479	59,809,867	105,203,117
	ASSETS	766,529,370	262,172,725	272,569,062	417,986,520	530,458,428	1,220,145,193	3,469,861,298
5	SIGHT LIABILITIES W/PUBLIC (*)	733,323,001	-	-	-	-	-	733,323,001
	Deposits in current account	695,612,693	-	-	-	-	-	695,612,693
	Other sight deposits	37,710,308	-	-	-	-	-	37,710,308
6	SAVINGS ACCOUNT (*)	889,510,633	-	-	-	-	-	889,510,633
7	FIXED TERM DEPOSITS	465,804,615	344,294,589	108,485,169	212,717,730	128,862,994	121,352,211	1,381,517,308
8	RESTRICTED LIABILITIES W/PUBLIC	56,993,234	-	-	-	-	-	56,993,234
9	LIABILITIES WITH TAX AUTHORITIES	19,532,665	-	-	-	-	-	19,532,665
10	BCB FINANCING	3,365,060	1,485,391	2,513,163	2,273,908	9,991,739	1,378,607	21,007,868
11	FONDESIF FINANCING	-	-	-	-	-	-	-
12	SECOND TIER FINANCIAL ENTITIES FINANCING	8,958,112	10,300,800	10,545,877	14,863,131	22,090,460	87,189,911	153,948,291
13	OTHER LOCAL FINANCIAL ENTITIES FINANCING	461,206	-	-	26,552,305	-	10,476,932	37,490,443
14	INTERNAL FINANCING	-	-	-	-	-	-	-
15	EXTERNAL FINANCING	6,864,317	1,065,874	15,243,141	16,901,051	27,846,837	87,852,513	155,773,733
16	SUBORDINATED LIABILITIES AND BONDS	1,370,296	-	14,301,000	-	4,086,000	16,344,000	36,101,296
	LIABILITIES	2,186,183,139	357,146,654	151,088,350	273,308,125	192,878,030	324,594,174	3,485,198,472
17	CONTINGENT ACCOUNTS	94,754,776	51,633,413	40,195,286	66,321,200	57,831,504	6,632,376	317,368,555
	ASSETS/LIABILITIES	0.35	0.73	1.80	1.53	2.75	3.76	1.00

(*) Note: It does not include accrued interest receivable or payable.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 5 – CURRENT AND NON CURRENT ASSETS AND LIABILITIES (Cont.)

At December 31, 2000 (Restated and in bolivianos):

	ITEMS	AT 30 DAYS	AT 90 DAYS	AT 180 DAYS	AT 360 DAYS	AT 720 DAYS	AT MORE THAN 720 DAYS	TOTAL
1	CASH AND CASH EQUIVALENTS	259,407,190	-	-	-	-	-	259,407,190
2	SHORT TERM INVESTMENTS	481,217,709	69,329,026	49,582,804	90,525,664	51,895,822	-	742,551,025
3	CURRENT PORTFOLIO	167,898,257	208,037,914	316,601,963	414,018,018	478,423,727	1,051,052,513	2,636,032,392
4	LONG TERM INVESTMENTS	5,706,292	649,015	33,477,273	7,462,171	7,810,538	26,182,379	81,287,668
	ASSETS	914,229,448	278,015,955	399,662,040	512,005,853	538,130,087	1,077,234,892	3,719,278,275
5	SIGHT LIABILITIES W/PUBLIC (*)	682,223,838	-	-	-	-	-	682,223,838
	Deposits in current account	644,875,821	-	-	-	-	-	644,875,821
	Other sight deposits	37,348,017	-	-	-	-	-	37,348,017
6	SAVINGS ACCOUNT (*)	762,348,728	-	-	-	-	-	762,348,728
7	FIXED TERM DEPOSITS	259,408,635	523,904,910	381,644,772	293,675,800	115,437,518	100,658,902	1,674,730,537
8	RESTRICTED LIABILITIES W/PUBLIC	42,116,701	523,022	70,685	90,939	8,674	-	42,810,021
9	LIABILITIES WITH TAX AUTHORITIES	22,807,912	-	-	-	-	-	22,807,912
10	BCB FINANCING	24,777,270	17,515,955	13,419,154	2,822,100	5,285,541	4,332,233	68,152,253
11	FONDESIF FINANCING	-	-	-	-	-	-	-
12	SECOND TIER FINANCIAL ENTITIES FINANCING	3,536,282	3,190,118	3,063,062	7,847,631	13,701,000	69,913,516	101,251,609
13	OTHER LOCAL FINANCIAL ENTITIES FINANCING	43,530,639	-	13,305,612	11,819,109	-	-	68,655,360
14	INTERNAL FINANCINGS	-	-	-	-	-	-	-
15	EXTERNAL FINANCINGS	17,026,977	12,235,402	17,515,281	25,364,273	32,583,050	116,107,367	220,832,350
16	SUBORDINATED LIABILITIES AND BONDS	1,438,928	-	4,086,000	-	14,301,000	20,430,000	40,255,928
	LIABILITIES	1,859,215,910	557,369,407	433,104,566	341,619,852	181,316,783	311,442,018	3,684,068,536
17	CONTINGENT ACCOUNTS	91,639,416	96,200,173	49,177,209	112,403,326	52,644,178	33,393,259	435,457,561
	ASSETS/LIABILITIES	0.49	0.50	0.92	1.50	2.97	3.46	1.01

(*) Note: It does not include accrued interest receivable or payable.

NOTE 6 – OPERATIONS WITH RELATED PARTIES

In 2000, the Bank had balances of asset and liability operations. In 2001, there were only balances of liability operations with related companies, which originated income and expenses included in each year. However, these do not exceed the limits established in the Law of Banks and Financial Entities, the regulations of the Regulator of Banks and Financial Entities and the Law of the Bolivian Central Bank.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 7 – FOREIGN CURRENCY

The financial statements are expressed in bolivianos, which include the equivalent balances of other currencies (primaraly U.S. dollars), as follows:

	2001 Bs	2000 (Restated) Bs
ASSETS		
Cash and cash equivalents	140,765,503	161,458,607
Short term investments	701,152,162	703,901,982
Loan portfolio	2,482,255,456	2,689,951,166
Other accounts receivable	14,049,276	28,694,509
Long term investments	70,220,010	60,795,132
Other assets	38,890,910	29,761,867
Total assets	3,447,333,317	3,674,563,263
LIABILITIES		
Liabilities with the public	2,878,306,385	2,995,774,081
Liabilities with banks and financial entities	400,183,177	476,215,255
Provisions	62,560	1,617,717
Other accounts payable	40,345,867	24,495,117
Subordinated liabilities	36,101,296	40,255,928
Total liabilities	3,354,999,285	3,538,358,098
Net asset position	92,334,032	136,205,165
Equivalent in US$	13,558,595	20,000,758

Assets and liabilities in foreign currency were translated to bolivianos at the official exchange rate at December 31, 2001 and 2000 of Bs6.81 and Bs6.38 per US$ 1 respectively, or its equivalent in other currencies.

There are also operations in local currency with value maintenance, with a net liability position at December 31, 2001 and 2000 of Bs17.877.231 and Bs178.266, respectively.

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS

The financial statements at December 31, 2001 and 2000, are made up of the following groups:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

a) CASH AND CASH EQUIVALENTS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Cash	94,169,776	89,661,571
Bolivian Central Bank	91,667,649	109,103,525
Foreign banks and correspondents	-	15,580
Foreign banks and correspondents	42,521,129	52,457,428
Sight documents	8,198,072	8,169,086
	236,556,626	259,407,190

b) LOAN PORTFOLIO

The composition at December 31, 2001 and 2000, is as follows:

b.1) CURRENT LOANS

	2001 Bs	2000 (Restated) Bs
Advances in checking accounts	19,116,426	30,602,449
Discounted documents	6,403,144	10,284,048
Fixed term loans	128,136,800	-
Amortizable loans	1,093,816,061	2,229,745,400
Sale of assets on installments	168,480	-
Credit cards	35,183,066	42,975,317
Mortgage loans	434,432,512	
Deferred letters of credit	6,418,716	28,505,092
Debtors from Central Bank deferred letters of credit	21,007,868	50,300,558
Loans with resources from the Bolivian Central Bank	9,387,536	16,374,952
Loans with resources from second tier financial entities	70,430,148	98,289,549
Loans with resources from foreign entities	56,154,988	97,741,880
Re-programmed loans with own resources (PRE)	8,331,474	29,558,479
Reactivation bonds NAFIBO	953,400	1,654,668
Re-programmed reverted loans (PRE)	132,957	-
Re-programmed loans others NAFIBO	2,471,371	-
Other re-programmed loans	334,913,623	-
Re-programmed loans FERE own resources	66,091,179	-
Re-programmed loans FERE NAFIBO resources	67,542,243	-
	2,361,091,992	2,636,032,392

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) LOAN PORTFOLIO (Cont.)

b.2) LOANS WITH A 30-DAY DELAY

	2001 Bs	2000 (Restated) Bs
Advances in checking accounts	53,863	111,536
Discounted documents	-	136,200
Amortizable loans	13,647,693	29,442,782
Credit cards	1,156,263	1,159,028
Mortgage loans	8,895,764	-
Deferred letters of credit	90,931	-
Deferred letters of credit - BCB	171,003	-
Loans with resources from second tier financial entities	944,836	368,223
Loans with resources from foreign entities	28,739	12,034,120
Re-programmed loans with own resources (PRE)	190,815	-
Reactivation bonds NAFIBO	27,240,000	-
Other re-programmed loans	16,257,508	-
Re-programmed loans FERE own resources	953,400	-
	69,630,815	43,251,889

b.3) OVERDUE LOANS

	2001 Bs	2000 (Restated) Bs
Discounted documents	79,759	122,580
Fixed term loans	6,803,799	-
Amortizable loans	11,531,193	25,674,835
Credit cards	306,841	297,224
Mortgage loans	5,082,523	-
Loans with resources from second tier financial entities	-	709,579
Loans with resources from foreign entities	-	5,492,481
Re-programmed loans with own resources (PRE)	269,528	-
Other re-programmed loans	5,352,642	-
	29,426,285	32,296,699

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) LOAN PORTFOLIO (Cont.)

b.4) LOANS IN DEFAULT

	2001 Bs	2000 (Restated) Bs
Advances in checking accounts	2,081,163	1,953,039
Discounted documents	219,575	110,356
Fixed term loans	12,082,365	-
Amortizable loans	107,494,163	129,968,136
Credit cards	7,359,826	7,001,731
Mortgage loans	26,887,087	-
Letters of credit	2,472,861	225,981
Loans with BCB resources	819,471	1,312,088
Loans with resources from other internal sources of financing	1,049,665	1,049,665
Loans with resources from second tier financial entities	30,350,834	15,876,699
Loans with resources from foreign entities	20,200,849	16,866,072
Guarantees	146,497	2,902,686
Re-programmed loans with own resources (PRE)	2,736,603	-
Other re-programmed loans	27,803,840	-
	241,704,799	177,266,453

b.5) PROVISION FOR DOUBTFUL LOANS

	2001 Bs	2000 (Restated) Bs
Specific provision for current loans	6,772,570	26,411,022
Specific provision for loans with a 30-day delay	2,990,346	1,244,569
Specific provision for overdue loans	1,400,048	237,876
Specific provision for loans in default	137,929,938	86,961,608
	149,092,902	114,855,075

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) LOAN PORTFOLIO (Cont.)

b.5) PROVISION FOR DOUBTFUL LOANS (Cont.)

Classification of loan portfolio by type of loans

At December 31, 2001 (Expressed in bolivianos):

At December 31, 2001 (Expressed in bolivianos):

	Current loans	Loans with a 30-day delay	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Commercial loans	1,773,108,835	60,122,149	22,493,734	201,855,689	230,698,382	118,960,481
Mortgage loans	427,912,855	5,502,885	4,665,272	23,510,200	-	13,755,120
Non guaranteed micro-credit	4,504,463	341,602	110,029	1,093,292	-	1,060,052
Properly guaranteed micro-credit	3,061,583	171,300	208,608	1,516,358	-	1,323,835
Non guaranteed consumer loans	145,648,282	3,211,524	1,893,659	12,827,982	86,670,173	13,740,451
Properly guaranteed consumer loans	6,855,974	281,355	54,983	901,278	-	931,004
TOTAL	2,361,091,992	69,630,815	29,426,285	241,704,799	317,368,555	149,770,943

At December 31, 2000 (Restated)

	Current loans	Loans with a 30-day delay	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Commercial loans	2,112,334,804	34,826,030	30,013,938	154,056,160	344,996,183	96,207,191
Mortgage loans	351,975,296	5,535,278	1,321,828	10,206,054	-	8,603,017
Non guaranteed micro-credit	7,975,543	326,584	165,904	1,034,148	-	1,062,440
Properly guaranteed micro-credit	7,229,844	279,988	70,662	1,386,515	-	1,369,059
Non guaranteed consumer loans	146,190,720	1,912,361	589,654	9,692,920	90,461,377	9,032,558
loans	10,326,185	371,648	134,713	890,656	-	926,278
TOTAL	2,636,032,392	43,251,889	32,296,699	177,266,453	435,457,560	117,200,543

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) LOAN PORTFOLIO (Cont.)

b.5) PROVISION FOR DOUBTFUL LOANS (Cont.)

Classification of loans by economic sector

At December 31, 2001 (Expressed in bolivianos):

	Current loans	Loans with a 30-day delay	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Agriculture	63,856,183	2,508,604	1,978,022	6,080,658	38,136	4,153,133
Cattle raising and related service activities	-	-	-	-	-	-
Hunting and fishing	474,244	-	-	-	-	-
Exploitation of mines and minerals	14,071,240	-	284,646	766,441	759,315	709,667
Manufacture industries	545,532,194	43,881,620	7,528,215	78,932,264	17,297,822	45,946,027
Prod. and Dist. of Elect. Water and Gas	13,109,365	-	-	-	567,049	708
Construction and related works	355,592,441	3,878,698	1,368,048	49,914,208	27,858,960	26,685,950
Wholesale and retail trade	551,130,473	8,794,977	11,571,803	54,141,674	117,784,091	34,672,354
Hotels and restaurants	79,411,847	55,111	195,205	2,934,521	20,430	1,398,544
Transport, storage and communication	108,720,952	1,172,175	576,171	11,364,074	9,630,103	8,971,068
Financial intermediation	67,098,183	3,241,113	484,333	11,793,933	98,665,844	11,290,238
Administrative lease / real estate activities	435,665,002	4,487,754	4,907,524	22,125,158	30,947,353	13,189,960
Computer science, research and development	-	-	-	-	-	-
Professional services	-	-	-	-	-	-
Public Adm. Of social security	3,948,173	-	-	-	1,168,144	11,051
Education	39,459,258	1,068,482	125,011	446,754	346,724	439,663
Health and services related activities	83,022,437	542,281	407,307	3,205,114	12,284,584	2,302,580
Other services related activities	-	-	-	-	-	-
TOTAL	2,361,091,992	69,630,815	29,426,285	241,704,799	317,368,555	149,770,943

At December 31, 2000 (Restated):

	Current loans	Loans with a 30-day delay	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Agriculture	6,034,224	129,334	-	1,432,318	8,098	1,444,308
Cattle raising and related service activities	70,596,124	882,173	1,143,880	3,059,615	213,848	1,611,693
Hunting and fishing	85,125	-	-	-	-	-
Exploitation of mines and minerals	10,696,945	-	-	781,088	4,181,141	760,839
Manufacture industries	592,810,547	2,612,087	7,976,347	43,015,585	17,595,971	18,177,083
Prod.and Dist. of Elect. Water and Gas	13,699,039	-	-	-	1,970,391	1,164
Construction and related works	654,991,398	5,983,214	5,624,488	31,827,688	73,602,119	14,018,378
Wholesale and retail trade	852,878,794	24,445,898	15,081,938	74,369,883	166,035,759	62,153,986
Hotels and restaurants	76,415,245	1,833,740	197,982	968,552	136,200	855,620
Transport, storage and communication	66,393,005	1,208,523	1,430,100	7,426,770	8,816,055	3,788,260
Financial intermediation	27,824,609	402,962	396,461	3,253,543	12,770,732	3,065,564
Administrative lease / real estate activities	5,304,629	-	-	51,075	-	58,062
Computer science, research and development	1,047,711	-	14,890	30,012	86,341	35,428
Professional services	80,692,381	1,661,981	83,256	1,064,489	33,668,953	1,552,027
Public Adm. Of social security	19,050,419	244	-	-	420,191	166,012
Education	40,169,071	1,878,854	-	105,478	209,992	163,216
Health and services related activities	25,421,395	222,280	24,578	1,028,498	189,570	1,528,227
Other services related activities	91,921,731	1,990,599	322,779	8,851,859	115,552,199	7,820,676
TOTAL	2,636,032,392	43,251,889	32,296,699	177,266,453	435,457,560	117,200,543

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.5) **PROVISION FOR DOUBTFUL LOANS** (Cont.)

Classification of loans by type of guarantee

At December 31, 2001 (Expressed in bolivianos):

	Current loans	Loans with a 30-day delay	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Bank guarantees	24,125,813	-	-	-	8,469,712	82
Deposits in the financial entities	24,645,724	91,604	177,060	19,491	30,828,427	75,917
Mortgage guarantee urban bldg.	1,503,507,335	51,430,694	18,095,676	148,864,005	37,196,070	65,131,013
Mortgage guarantee rural bldg.	154,439,292	2,684,622	1,116,232	16,704,993	9,967,447	12,333,086
Mortgage guarantee vehicles	51,346,973	1,947,377	711,154	6,258,974	196,212	6,245,915
Mortgage guarantee aircrafts	1,929,500	-	-	-	-	-
Delivered collateral	13,999,097	-	-	-	-	-
Non delivered collateral	196,840,117	10,129,647	6,730,662	37,960,356	39,221,542	13,434,844
Securities as guarantees	35,351,576	-	-	-	320,070	-
Bonds as guarantees	23,252,307	-	-	-	-	-
Mining concessions	44,003,077	-	-	-	-	-
Other guarantees	20,224,825	1,683	44,542	25,177	16,242,897	10,235
Personal guarantees	153,863,577	2,444,943	1,453,493	18,102,745	95,781,307	29,824,878
No guarantees	113,562,779	900,245	1,097,466	13,769,058	79,144,871	22,714,973
TOTAL	2,361,091,992	69,630,815	29,426,285	241,704,799	317,368,555	149,770,943

At December 31, 2000 (Restated):

	Current loans	Loans with a 30-day delay	Overdue loans	Loans in default	Contingent loans	Provision for doubtful loans
Bank guarantees	23,805,506	-	-	-	6,711,490	425
Deposits in the financial entities	77,162,107	23,827	-	-	29,862,269	1,945
Mortgage guarantee urban bldg.	1,561,220,625	32,021,282	22,958,414	96,838,549	49,211,193	59,246,743
Mortgage guarantee rural bldg.	180,918,698	2,382,301	1,969,423	9,945,080	10,546,051	4,818,509
Mortgage guarantee vehicles	37,735,453	1,567,821	656,736	4,306,552	211,110	4,439,538
Mortgage guarantee aircrafts	2,684,958	-	-	-	-	87,211
Delivered collateral	1,069,314	-	-	-	-	-
Non delivered collateral	274,591,013	288,861	63,247	35,767,338	49,929,800	8,249,151
Securities as guarantees	11,524,224	-	-	-	461,507	-
Bonds as guarantees	18,338,602	207,705	-	-	518,250	-
Other guarantees	657,126	-	-	25,177	-	-
Personal guarantees	282,876,503	2,695,556	2,193,407	16,655,712	202,255,443	20,153,736
No guarantees	163,448,263	4,064,536	4,455,472	13,728,045	85,750,447	20,203,285
TOTAL	2,636,032,392	43,251,889	32,296,699	177,266,453	435,457,560	117,200,543

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) **LOAN PORTFOLIO** (Cont.)

b.5) **PROVISION FOR DOUBTFUL LOANS** (Cont.)

Classification of loans by loan qualification, in amounts and percentages

At December 31, 2001 (Expressed in bolivianos):

Qualification	Current		With a 30-day delay		Overdue		Indefault		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1. Normal	1,987,456,907	84%	8,763,898	13%	67,680	0%	-	0%	292,529,495	92%	1,019,251	1%
2.With potential problems	298,751,234	13%	12,853,637	18%	8,169,011	28%	-	0%	20,801,082	7%	291,833	0%
3. Deficient	63,142,521	3%	30,962,958	44%	17,932,334	61%	18,650,171	8%	3,135,995	1%	598,600	0%
4. Doubtful	5,474,436	0%	15,825,890	23%	2,467,987	8%	107,990,752	45%	137,209	0%	46,259,356	31%
5. Lost	6,266,894	0%	1,224,432	2%	789,273	3%	115,063,876	47%	764,774	0%	101,601,903	68%
Total	2,361,091,992	100%	69,630,815	100%	29,426,285	100%	241,704,799	100%	317,368,555	100%	149,770,943	100%

At December 31, 2000 (Restated):

Qualification	Current		With a 30-day delay		Overdue		Indefault		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1. Normal	2.246.584.153	85%	22.617.555	53%	5.319.843	16%	204.300	0%	385.142.511	88%	6.224.337	5%
2.With potential problems	269.556.963	10%	9.704.981	22%	3.222.779	10%	201.257	0%	48.296.830	12%	4.385.635	4%
3. Deficient	94.891.369	4%	7.878.646	18%	21.863.304	68%	7.623.261	4%	1.516.955	0%	9.876.998	8%
4. Doubtful	19.754.540	1%	2.230.622	5%	698.669	2%	79.904.527	45%	229.301	0%	7.999.570	7%
5. Lost	5.245.367	0%	820.085	2%	1.192.104	4%	89.333.108	51%	271.963	0%	88.714.003	76%
Total	2.636.032.392	100%	43.251.889	100%	32.296.699	100%	177.266.453	100%	435.457.560	100%	117.200.543	100%

Concentration of loans by number of clients, in amounts and percentages

At December 31, 2001 (Expressed in bolivianos):

	Current		With a 30-day delay		Overdue		In Default		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 to 10 major borrowers	362,548,855	15%	27,240,000	39%	6,431,667	22%	-	0%	34,655,766	11%	-	0%
11 to 50 major borrowers	515,986,528	22%	16,106,041	23%	1,778,393	6%	70,784,997	29%	79,995,481	25%	35,938,489	24%
51 to 100 major borrowers	263,841,088	11%	3,243,223	5%	8,406,324	29%	57,057,650	24%	49,429,005	16%	31,648,690	21%
Others	1,218,715,521	52%	23,041,551	33%	12,809,901	43%	113,862,152	47%	153,288,303	48%	82,183,764	55%
Total	2,361,091,992	100%	69,630,815	100%	29,426,285	100%	241,704,799	100%	317,368,555	100%	149,770,943	100%

At December 31, 2000 (Restated):

	Current		With a 30-day delay		Overdue		In Default		Contingent		Provision	
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
1 to 10 major borrowers	377,028,653	14%	-	0%	-	0%	-		84,238,140	19%	1,694,189	1%
11 to 50 major borrowers	600,887,436	23%	-	0%	6,810,000	21%	56,257,118	32%	132,014,885	30%	17,623,172	16%
51 to 100 major borrowers	337,417,724	13%	18,048,564	42%	8,185,716	25%	39,160,025	22%	46,971,878	11%	23,117,195	19%
Others	1,320,698,579	50%	25,203,325	58%	17,300,983	54%	81,849,310	46%	172,232,657	40%	74,765,987	64%
Total	2,636,032,392	100%	43,251,889	100%	32,296,699	100%	177,266,453	100%	435,457,560	100%	117,200,543	100%

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

b) LOAN PORTFOLIO (Cont.)

b.5) PROVISION FOR DOUBTFUL LOANS (Cont.)

Evolution of the loan portfolio for the last three years, at December 31, 2001

SITUATION OF THE LOAN PORTFOLIO	BALANCES AT 12.31.01	BALANCES AT 12.31.00 (Restated)	BALANCES AT 12.31.99 (Restated)
CURRENT	2,361,091,992	2,636,032,392	2,832,900,812
WITH A 30-DAY DELAY	69,630,815	43,251,889	-
OVERDUE	29,426,285	32,296,699	15,421,436
IN DEFAULT	241,704,799	177,266,453	139,118,724
DIRECT LOANS	2,701,853,891	2,888,847,433	2,987,440,972
CONTINGENT LOANS	317,368,555	435,457,560	490,262,167
TOTAL LOANS	**3,019,222,446**	**3,324,304,993**	**3,477,703,139**
SPECIFIC PROVISION	149,092,902	114,855,075	70,757,833
GENERIC PROVISION	-	-	-
PROVISION FOR CONTINGENT ASSETS	678,582	2,435,313	1,315,572
TOTAL PROVISIONS	**149,771,484**	**117,290,388**	**72,073,405**
CHARGES FOR SPECIFIC PROVISION FOR DOUBTFUL LOANS	51,619,878	51,982,207	38,319,653
FINANCIAL INTEREST	366,865,876	399,336,052	400,279,876
SUSPENDED INTEREST	94,918,491	62,633,978	38,408,682
LINES OF CREDIT - GRANTED BUT NOT USED	412,906,946	545,336,669	613,981,633
TOTAL LINES OF CREDIT GRANTED	**412,906,946**	**545,336,669**	**613,981,633**
WRITE OFFS	21,655,416	20,001,195	17,247,873
NUMBER OF BORROWERS	21,019	21,858	35,862

c) INVESTMENTS

c.1) SHORT TERM INVESTMENTS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Investments in BCB	-	287,743
Fixed term deposits in local financial entities	3,096,535	8,857,338
Fixed term deposits in foreign financial entities	1,021,500	21,451,500
Government Treasury bills and bonds	364,530,940	283,648,421
Participation in common funds	35,273,471	29,606,686
Cuotas de participación Fondo RAL afectados a encaje	303,331,184	313,000,852
Securities in local non financial public entities purchased with a resale agreement	5,591,664	279,143
Securities in financial entities purchased with a resale agreement	54,164,269	85,419,342
Accrued financial interest receivable	10,145,261	12,536,499
	777,154,824	755,087,524

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

c.2) LONG TERM INVESTMENTS

The composition at December 31, 2001 and 2000, is as follows:

	2001	2000 (Restated)
	Bs	Bs
External debt bonds (net of provision for devaluation of investments at December 31, 2001 and 2000 for the amounts of Bs3.881.232 and Bs3.881.232 respectively)	3,855,789	2,572,931
Fixed term deposits in local financial entities	43,341,349	47,289,128
Participation in related financial entities:		
Mercantil de Inversiones Bursátiles S.A.	14,839,489	10,139,268
Investments in Administradora de Tarjetas de Crédito - ATC	2,981,605	3,105,347
Warrant Mercantil S.A.	5,346,766	4,565,526
Universal Brokers S.A.	702,808	580,607
SAFI Mercantil S.A.	4,653,475	2,772,033
Bolsa Boliviana de Valores	408,608	408,608
Corporación Andina de Fomento	629,925	629,925
Other investments	1,195,306	1,186,646
Investments in other non financial entities		
Soboce bonds	-	1,362,000
Transredes bonds	20,566,200	-
Telephone shares	1,065,102	2,440,652
Other investments	1,735,463	340,623
Purchase of securities in secondary market	-	13,142
B.C.B. securities sold with a repurchase agreement	-	-
Accrued interest receivable	4,032,184	1,901,667
	105,354,069	79,308,103

At December 31, 2001 and 2000 the Bank had investments in Mercantil de Inversiones Bursátiles S.A. in the amount of Bs14.839.489 and Bs10.139.268, in Universal Brokers S.A. in the amount of Bs702.808 and Bs580.607, in Sociedad Administradora de Fondos de Inversión Mercantil S.A. in the amount of Bs4.653.475 and Bs2.772.033 and in Warrant Mercantil S.A. in the amount of Bs5.346.766 and Bs4.565.526, respectively. The investments at December 31, 2001 and 2000 are valued at the proportional equity value arisen from the non audited financial statements at November 30, 2001 and 2000.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

c.2) LONG TERM INVESTMENTS (Cont.)

	SAFI Mercantil S.A.		Mercantil de Inversiones S.A.		Universal Brokers S.A.		Warrant Mercantil S.A.	
	2001	2000	2001	2000	2001	2000	2001	2000
Capital participation percentage	98%	98%	99.99%	99.99%	33%	33%	60.40%	60.40%
Amount of owned shares	24,500	24,500	19,998	19,998	1,980	1,980	28,992	28,992
Type of owned shares	Ordinary	Ordinary	Ordinary	Ordinary	Common	Common	Common	Common
Percentage of owned votes	98.00%	98.00%	99.99%	99.99%	33.00%	33.00%	60.40%	60.40%
Profits (loss) for the year	2,113,719	113,854	4,582,528	2,310,448	448,863	306,432	794,660	915,502
Summary of balance sheet accounts:								
Total assets	6,207,138	3,232,992	129,128,284	119,862,690	3,811,376	3,173,582	10,252,143	9,455,630
Total liabilities	1,047,953	395,138	114,287,311	109,604,246	1,377,345	1,102,202	1,180,532	1,178,678
Net shareholders' equity	5,159,185	2,837,854	14,840,973	10,258,444	2,434,031	2,071,380	9,071,611	8,276,952
Summary of statement of income accounts:								
Gross income for the year				2,347,050		306,432		946,296
Net income for the year	2,113,719	113,854	4,582,528	2,310,448	448,863	306,432	794,660	915,502

d) OTHER ACCOUNTS RECEIVABLE

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Advance payment	8,849,374	21,284,547
Transaction tax advance payment	7,900,000	10,643,300
Recoverable expenses	5,866,756	4,358,692
Anticretico agreements	5,437,593	5,327,101
Tax credit - IVA	122,040	138,735
Commissions receivable	23,415	72,332
Tax certificates	69,667	4,785,255
Indemnities claimed on disasters	1,678,602	836,274
Pending operations Recievables	9,249,342	10,774,159
Provision for other accounts receivable	(11,570,881)	(6,429,914)
	27,625,908	51,790,481

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

e) ASSETS RECEIVED IN PAYMENT OF LOANS

The composition at December 31, 2001 and 2000, is as follows:

		(Reexpresado)
	Bs	Bs
Adjudicated assets		
Within holding period	1,331,286	260,448
Exceeding holding period	916,405	725,863
	2,247,691	986,311
Adjudicated buildings		
Within holding period	25,979,668	9,922,506
Exceeding holding period	17,921,783	12,973,237
	43,901,451	22,895,743
Other assets received in payment of loans	-	5,906,778
Assets out of use	81,944	87,467
Subtotal	46,231,086	29,876,299
Provisions		
Assets received in recovery of loans	(13,246,365)	(6,516,910)
Assets out of use	(81,944)	(87,467)
Other assets received in payment of loans	-	(4,036,299)
Subtotal	(13,328,309)	(10,640,676)
	32,902,777	19,235,623

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

f) **FIXED ASSETS**

The composition at December 31, 2001 and 2000, is as follows:

	Restated values		Accumulated depreciations		Residual value	
	2001	2000 (Restated)	2001	2000 (Restated)	2001	2000 (Restated)
	Bs	Bs	Bs	Bs	Bs	Bs
Land	41,664,505	41,664,504	-	-	41,664,505	41,664,504
Building	91,064,132	75,405,017	15,589,713	13,357,166	75,474,419	62,047,851
Furniture and fittings	12,846,994	11,721,314	6,767,898	5,767,254	6,079,096	5,954,060
Equipment and installations	20,380,368	18,487,347	10,054,718	8,169,546	10,325,650	10,317,801
Computer equipment	89,068,432	72,638,759	55,697,717	40,509,542	33,370,715	32,129,217
Vehicles	5,973,977	6,302,470	4,068,466	3,150,825	1,905,511	3,151,645
Works of art	733,593	734,601	-	-	733,593	734,601
Construction work	11,999,448	21,580,218	-	-	11,999,448	21,580,218
	273,731,449	248,534,230	92,178,512	70,954,333	181,552,937	177,579,897

At December 31, 2001 and 2000, Depreciation of fixed assets expense was Bs22.052.549 and Bs16.210.150, respectively.

Technical appraisals of fixed assets are in accordance with current legal dispositions and generally accepted accounting principles. In this regard, the Bank assigned Price Waterhouse Consultores de Empresas Ltda. to conduct a technical study to appraise land and buildings. The above mentioned company presented a report on April 20, 1995, establishing an increase in the value of land in the amount of Bs3,672,316 and of buildings for Bs7,242,567, amounting to Bs10,914,883, equivalent to US$ 2,036,359 at the exchange rate at that date.

The General Extraordinary Shareholders' Meeting held on July 21, 1995, approved the report of technical appraisal of fixed assets and authorized its inclusion in the financial statements of the Bank. However, the Regulator of Banks and Financial Entities, on September 14, 1995, reversed the accounting procedure for the above mentioned appraisal, instructing the reversal of the corresponding accounting entry.

Had the Bank accounted for the above mentioned appraisal, the shareholders' equity of the Bank at December 31, 2001, would be of approximately US$ 59,600,000.

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

g) OTHER ASSETS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Various Assets:		
Stationery, office materials and supplies	2,217,985	2,929,814
Others	22,591	24,172
Deferred charges	14,030,776	10,976,712
Pending operations:		
Remittances in transit	7,494,934	7,201,974
Funds allocated to authomatic teller machines	49,550,384	25,873,960
Credit card pending operations	2,758,338	3,911,701
Cash failures	166,123	19,057
Pending operations payable	200	5,477,147
Other pending operations	2,099,715	4,791,827
	78,341,046	61,206,364

Amortization of deferred charges expensed was Bs4.967.753 and Bs439.473, at December 31, 2001 and 2000, respectively.

h) LIABILITIES WITH THE PUBLIC

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Checking accounts	691,658,765	639,012,999
Checking accounts with no movement	3,953,928	5,862,822
Sight deposits	294,622	510,117
Documents for immediate collection payable	98,062	267,471
Certified checks	3,021,273	1,863,613
Drafts and transfers payable	3,597,991	3,040,156
Collections to be reimbursed	-	246,762
Securities and deposits expired	30,399,621	31,094,471
Legal deposits	162,139	325,426
Third party funds for stock market operations	136,600	-
Saving accounts	883,296,703	746,191,275
Saving accounts wih no movement	6,213,930	16,157,453
Fixed term deposits	1,381,517,308	1,674,730,538
Legal withholdings	4,359,770	5,749,988
Current accounts closed	3,438,822	2,708,920
Term deposits as collateral	42,728,082	28,345,701
Deposits as collateral prepaid letters of credit	392,154	1,175,931
Other deposits as collateral	6,074,406	4,829,481
Accrued interest payable	44,387,546	55,294,811
	3,105,731,722	3,217,407,935

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

i) LIABILITIES WITH FISCAL INSTITUTIONS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Certified checks	55,102	58,816
Drafts and transfers payable	3,399	3,628
Fiscal deposits accounts	18,969,194	22,208,247
Legal deposits	503,301	537,221
Public officer checks	1,669	-
	19,532,665	22,807,912

j) LIABILITIES WITH BANKS AND FINANCIAL ENTITIES

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Sight deposits from banks and financial entities		
Deposits in current accounts transferred from non banking financial entities	7,215,332	7,842,938
Participation in RAL Funds transferred from non financial entities	18,690,570	17,613,785
Short term liabilities with the Bolivian Central Bank	-	17,173,808
Deferred letters of credit Bolivian Central Bank	21,007,868	50,978,443
	46,913,770	93,608,974
Liabilities with other financial entities		
Sight deposits		
External short term financing	-	12,497,283
External middle term financing	1,135,000	113,649
External long term financing	148,220,017	180,394,211
Correspondent deferred short term letters of credit	6,418,716	27,827,207
Liabilities with second tier financial entities	153,948,291	101,251,607
Other internal financial	37,490,443	68,655,361
Accrued financial interest payable	6,892,374	9,889,511
	354,104,841	400,628,829
	401,018,611	494,237,803

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

k) OTHER ACCOUNTS PAYABLE

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Financial intermediaries	901,926	389,170
Others:		
Management checks	13,106,862	11,047,169
Withholdings ordered by public authorities	1,150	3,089
Tax creditors on withholdings to third parties	914,660	1,488,704
Tax creditors on taxes payable by the Bank	1,888,604	2,305,165
Commissions payable	70,692	41,744
Dividends payable	606,812	388,675
Other creditors:		
ATM operations	-	3,767,062
Deferred income	220,283	-
Banking pension fund	-	377,935
Others	27,359,940	8,977,875
Provisions :		
Provision for indemnities	14,321,755	16,484,585
Provision for income tax	7,900,000	6,815,337
Provision for IPBIVA	556,702	316,009
Administrative provisions	2,182,537	732,788
Pending operations:		
Remittances in transit	13,059,909	9,202,106
Cash failures	269,349	240,209
Operations payable	51,947	35,953
Untimely operations	10,462	10,462
Other pending operations	8,280	1,443,716
	83,431,870	64,067,753

l) PROVISIONS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Specific provision for contingent assets	678,041	2,345,468
Generic provision for contingent assets	541	89,845
	678,582	2,435,313

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

m) SUBORDINATED LIABILITIES

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Subordinated liabilities with:		
Local financial entities	24,516,000	28,602,000
Foreign financial entities	10,215,000	10,215,000
Accrued interest payable	1,370,296	1,438,928
	36,101,296	40,255,928

n) FINANCIAL INCOME AND EXPENSES

The composition of financial income and expenses at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
FINANCIAL INCOME		
Interest on:		
Cash and cash equivalents	955,773	1,624,357
Short term investments	50,159,914	43,365,956
Current loans	330,923,136	371,206,552
Loans with a 30-day delay	15,959,064	11,306,956
Overdue loans	9,210,882	4,195,517
Loans in defult	10,772,794	12,627,027
Other accounts receivable	256,901	498,143
Long term investments	6,013,772	25,260,988
Commissions on contingent loans	8,655,697	9,109,745
	432,907,933	479,195,241

	2001 Bs	2000 (Restated) Bs
FINANCIAL INCOME		
Charges for:		
Sight deposits	151,859,407	216,497,680
Liabilities with tax authorities	-	1,034
Liabilities with banks and financial entities	36,409,834	53,145,895
Other accounts payable	116,696	580,674
	188,385,937	270,225,283

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

o) RECOVERY OF FINANCIAL ASSETS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Recovery of written off financial assets	5,119	182,798
Decrease in the provision for the loan portfolio and other accounts receivable	4,890,157	7,913,425
Decrease in the provision for long term investments	-	152,362
	4,895,276	8,248,585

p) UNCOLLECTABLE CHARGES AND DEPRECIATION OF FINANCIAL ASSETS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Charges for provision for doubtful loans	58,417,268	55,805,091
Charges for losses in short term investments	425,898	-
Charges for losses in financial long term investments	19,156	-
Write off of interest on loans	10,948,220	10,633,653
	69,810,542	66,438,744

q) OTHER OPERATIONAL INCOME AND EXPENSES

The composition at December 31, 2001 and 2000 is as follows:

	2001 Bs	2000 (Restated) Bs
OTHER OPERATIONAL INCOME		
Commissions and services	32,275,962	30,355,065
Exchange and arbitrage operations	11,137,640	10,307,752
Income from assets received in payment of loans	1,452,188	2,901,739
Non financial long term investments	8,770,940	3,864,710
Other operational income	13,898,740	29,254,456
	67,535,470	76,683,722

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

q) OTHER OPERATIONAL INCOME AND EXPENSES (Cont.)

OTHER OPERATIONAL EXPENSES	2001 Bs	2000 (Restated) Bs
Commissions and services	13,856,939	12,077,570
Expenses on assets received in payment of loans	5,469,547	8,788,855
Loss on non financial long term investments	112,491	858,333
Other operational expenses	5,813,486	5,302,240
	25,252,463	27,026,998

r) PRIOR YEARS INCOME AND EXPENSES

The composition at December 31, 2001 and 2000, is as follows:

PRIOR YEARS INCOME	2001 Bs	2000 (Restated) Bs
Prior years income	-	22,123
	-	22,123

PRIOR YEARS EXPENSES	2001 Bs	2000 (Reexpresado) Bs
Prior years expenses	144,380	-
	144,380	-

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

s) ADMINISTRATIVE EXPENSES

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Personnel expenses	62,360,843	77,142,335
Hired services	12,867,480	13,203,922
Insurance	2,783,567	2,242,826
Communications and moves	10,914,520	9,669,262
Tax	18,001,066	17,139,974
Maintenance and repairs	5,240,462	4,473,016
Depreciation and devaluation of fixed assets	22,053,782	16,210,150
Amortization of deferred charges	4,967,753	439,473
Other administrative expenses	30,007,061	29,699,035
	169,196,534	170,219,993

t) CONTINGENT ACCOUNTS

The composition at December 31, 2001 and 2000, is as follows:

	2001 Bs	2000 (Restated) Bs
Sight letters of credit	14,828,416	24,224,213
Deferred letters of credit	9,027,840	16,132,224
Prepaid letters of credit	32,969	270,626
Confirmed letters of credit	306,688	1,023,303
Stand by letters of credit	15,975,610	8,169,787
Guarantees	22,586,178	38,543,533
Counter-guaranteed guarantee receipts	20,144,874	129,223,997
Non counter-guaranteed guarantee receipts	138,422,629	120,994,559
Compromised lines of credit	96,043,351	96,875,318
	317,368,555	435,457,560

NOTE 8 – COMPOSITION OF THE FINANCIAL STATEMENTS ACCOUNTS (Cont.)

u) MEMORANDUM ACCOUNTS

At December 31, 2001 and 2000, there were the following memorandum accounts:

	2001 Bs	2000 (Restated) Bs
Securities and assets held in custody	27,119,433	30,413,121
Administration of securities and assets	651,450,290	439,848,280
Documents held for collection	24,942,813	86,224,400
Guarantees received		
Mortgage guarantees	5,672,133,008	7,034,508,581
Guarantees from other entities	144,680,506	52,457,754
Collateral	1,310,294,793	1,656,009,465
Security bond guarantees	50,036,192	21,995,638
Deposits in the financial entity	89,410,728	145,002,866
Guarantees in other financial entities	53,624,750	71,210,458
Seized assets	49	52
Other guarantees	70,121,084	8,143,645
Memorandum accounts:		-
Credit lines granted but not used	412,906,947	545,336,669
Credit lines obtained but not used	1,171,218,133	1,110,042,250
Foreign checks	563,459	1,100,442
Securities and documents from the entity	278,364,666	280,498,994
Writte-off of uncollectible accounts	21,655,416	21,338,376
Suspended interest	94,918,491	62,633,978
Notified letters of credit	44,968,354	11,821,182
Other memorandum accounts	272,439	272,442
	10,118,681,551	11,578,858,593

NOTE 9 – SHAREHOLDERS' EQUITY

a) PAID IN CAPITAL

Authorized capital of Bs228,000,000 is divided into 2,280,000 shares with a value of Bs100 each, with one vote per share. It was approved by the Regulator of Banks and Financial Entities through Resolution SB N° 111/95 dated June 29, 1995.

The General Extraordinary Shareholders' Meeting held on April 12, 2000 authorized an increase in paid in capital in the amount of Bs186,922,600. The General Extraordinary Shareholders' Meeting held on March 21, 2001 authorized an increase in paid in capital to the amount of Bs190.864.600. The new paid in capital was authorized by the Regulator of Banks and Financial Entities, through Resolution N° SB/106/2001 dated August 27, 2001. The increase in paid in capital corresponding to the decision made by the shareholders on April 12, 2000 was recorded in

NOTE 9 – SHAREHOLDERS' EQUITY (Cont.)

a) PAID IN CAPITAL (Cont.)

2001, once the approving resolution from the Regulator of Banks and Financial Entities was obtained.

The proportional equity value per share at December 31, 2001 and 2000, is Bs205.40 and Bs215.61, respectively.

b) GLOBAL EQUITY ADJUSTMENT

The movement of shareholders' equity is included in the statement of changes in shareholders' equity.

The global adjustment of shareholders' equity records the inflation adjustment of the Bank's equity.

The balances in the account "Global Equity Adjustment" can be either capitalized or used to absorb accumulated losses.

c) RESERVES

Legal

In accordance with current legislation and Bank regulations, an amount equal to at least 10% of the Bank's profits must be transferred to a legal reserve until this reserve amounts to 50% of paid in capital.

The Shareholders' Meeting held on March 21, 2001, approved the allocation of profits from 2000, for the amount of Bs2,555,000, to the legal reserve.

The General Ordinary Shareholders' Meeting held on April 12, 2000, approved the allocation of profits from 1999, in the amount of Bs4,345,700, to the legal reserve. At December 31, 2000, the above mentioned decision had not been accounted for. The accounting record of the constitution of the legal reserve for 2000 and 1999 was made in 2001.

Voluntary

This account represents retained earnings set aside in additional reserves to those required by legal regulations and/or Bank regulations.

NOTE 10 – RISK BASED WEIGHTING OF ASSETS

The consolidated risk based weighting of assets is as follows:

At December 31, 2001:

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 10 – RISK BASED WEIGHTING OF ASSETS (Cont.)

Code	Type	Recorded asset value Bs	Risk coefficient	Asset computed Bs
Category I	Assets with zero risk	1,385,518,014	0.00	-
Category II	Assets with 10% risk	-	0.10	-
Category III	Assets with 20% risk	449,050,873	0.20	89,810,175
Category IV	Assets with 50% risk	473,847,082	0.50	236,923,541
Category V	Assets with 75% risk	-	0.75	-
Category VI	Assets with 100% risk	2,698,931,278	1.00	2,698,931,278
Totals		5,007,347,247		3,025,664,994
10% of computed asset value				302,566,499
Computed net equity				383,081,760
Excess (Deficit) of shareholders' equity				80,515,261
Shareholders' equity sufficiency coefficient				12.66%

At December 31, 2000 (Restated):

Code	Type	Recorded asset value Bs	Risk coefficient	Asset computed Bs
Category I	Assets with zero risk	833,737,084	0.00	-
Category II	Assets with 10% risk	-	0.10	-
Category III	Assets with 20% risk	903,584,167	0.20	180,716,833
Category IV	Assets with 50% risk	560,154,956	0.50	280,077,478
Category V	Assets with 75% risk	73,358,606	0.75	55,018,955
Category VI	Assets with 100% risk	2,740,734,303	1.00	2,740,734,303
Totals		5,111,569,116		3,256,547,569
10% of computed asset value				325,654,757
Computed net equity				398,160,065
Excess (Deficit) of shareholders' equity				72,505,308
Shareholders' equity sufficiency coefficient				12.23%

BANCO MERCANTIL SOCIEDAD ANONIMA

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001 AND 2000

NOTE 11 – CONTINGENCIES

At December 31, 2001 there were no operations that could result in possible liabilities or losses for the Bank aside from those recorded in the accounting.

NOTE 12 – SUBSEQUENT EVENTS

No events or circumstances have arisen since December 31, 2001 which have a significant effect on these financial statements.

NOTE 13 – CONSOLIDATION

The Bank owns a majority interest in "Mercantil Inversiones Bursátiles S.A. - MIBSA" and in "Warrant Mercantil S.A. – WAMSA" and has control over "Universal Brokers S.A." Since these investments do not have a significant effect on the financial position, results of operations or cash flows of the Bank at December 31, 2001 and 2000, the financial statements of these companies have not been consolidated with the financial statements of the Bank, as it is required by Accounting Standard N° 8 of the College of Auditors.

Eduardo Quintanilla Y.
President

Archibald F.J. Sears
Trustee

Heriberto Isnado
Financial Auditor